UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. )

CASCADE CORPORATION
(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Cascade Corporation ("Cascade") by Toyota Industries Corporation ("TICO") pursuant to the terms of an Agreement and Plan of Merger, dated October 22, 2012 (the "Merger Agreement"), by and among Cascade, TICO, and Industrial Components and Attachments II, Inc., an indirect wholly owned subsidiary of TICO:

(i) Joint press release dated October 22, 2012, issued by Cascade and TICO.
(ii) Letter to Cascade employees dated October 22, 2012.
(iii) Cascade employee Q&A dated October 22, 2012.
(iv) Letter to Cascade customers dated October 22, 2012.

Important Information

The tender offer described in these communications has not commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of Cascade common stock or other securities. At the time the tender offer is initiated, TICO will file, or cause to be filed, with the Securities and Exchange Commission (the "SEC") and mail to Cascade shareholders a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Cascade will file with the SEC and mail to its shareholders a Solicitation/Recommendation Statement on Schedule 14D-9. These materials will contain important information about TICO, Cascade, the tender offer, other transactions contemplated by the Merger Agreement, and other related matters. Cascade shareholders and other investors are urged to carefully read each of these documents when they become available because they will contain very important information. Free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement, and other documents filed with the SEC by TICO and Cascade will be available through the website maintained by the SEC at www.sec.gov, or by contacting the investor relations department of Cascade at 2201 N.E. 201st Ave., Fairview, Oregon 97024-9718, Tel. No. (503) 669-6210.

Forward-Looking Statements

Statements in these communications concerning the proposed acquisition of Cascade by TICO, the expected timetable for completing the transactions, benefits of the transaction, and any other statements about future expectations, beliefs, plans or prospects constitute forward-looking statements. For additional information concerning forward-looking statements, please read the disclosure under the heading "Forward-Looking Statements" in Cascade's Annual Report on Form 10-K for the fiscal year ended January 31, 2012, which has been filed with the SEC. Investors are cautioned that all forward-looking statements involve risks and uncertainties and actual results could differ materially from those stated in or implied by forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, any failure to meet certain conditions to the tender offer and merger transactions contemplated by the Merger Agreement, the possible occurrence of extraordinary events adversely affecting Cascade, any inability on the part of TICO to successfully complete the tender offer and acquire Cascade, the effects of changes in the global or local market for Cascade's products, and other factors found under the heading "Risk Factors" in Cascade's Annual Report on Form 10-K. Forward-looking statements included in these communications speak only as of the date thereof and, except as may be required by law, Cascade does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after such date.

(i) Joint press release dated October 22, 2012, issued by Cascade and TICO.

Toyota Industries Corporation to Acquire Cascade Corporation

October 22, 2012, Kariya, Japan, and Fairview, Oregon – Toyota Industries Corporation (Tokyo Stock Exchange: 6201) (“TICO”) and Cascade Corporation (NYSE: CASC) (“Cascade”) today announced that they have entered into a definitive agreement under which TICO will acquire 100 percent of the shares of Cascade for $65 per share in cash in a transaction valued at $759 million pursuant to a tender offer. The purchase price represents a 23 percent premium over Cascade’s volume-weighted average share price for the 60 days ending October 19, 2012. The transaction has been unanimously approved by the Boards of Directors of both TICO and Cascade.

The transaction will create a leading global materials handling business with a wider spectrum of products and a valuable platform for growth. Based in Japan, TICO is a leading global materials handling, automotive, textile machinery and logistics company and a leading manufacturer of lift trucks, with a robust product lineup. Based in Fairview, Oregon, Cascade is a leading international manufacturer and distributor of materials handling attachments and replacement parts for the lift truck and construction industries worldwide. Under the terms of the transaction, Cascade will become a wholly owned subsidiary of TICO.

Robert C. Warren, Jr., President and CEO of Cascade, said, “Our company has concluded that the offer being made by Toyota Industries Corporation, one of the world’s most admired companies, represents an ideal combination of attractive return to our shareholders, continuing service to our customers, and stability and opportunity for our employees.”

Tetsuro Toyoda, TICO President and Representative Director, said, “Cascade Corporation has a strong reputation for providing customers with the latest technology in materials handling attachments for lift trucks and is widely considered to be the innovative leader with high-quality, customizable products. We’ve long known Cascade as a reliable and world-class supplier to our materials handling business, and we look forward to better meeting our customers’ logistical needs by broadening our lift truck business. We remain committed to serving all of Cascade’s customers.”

Cascade’s President and CEO, Robert C. Warren, Jr., will continue to lead the business after the closing of the transaction, and it will remain based out of Fairview, Oregon.

Under the terms of the agreement, it is anticipated that TICO will commence a tender offer for all of the outstanding shares of Cascade at the price of $65 no later than November 5, 2012. The closing of the tender offer is conditioned upon satisfaction of customary closing conditions, including Cascade's shareholders tendering at least a majority of Cascade's outstanding common shares (on a fully diluted basis) and clearance by applicable regulatory authorities. The agreement also provides that the parties will effect, subject to customary conditions, a merger to be completed following the completion of the tender offer, which would result in all shares not tendered being converted into the right to receive the same price as is paid in the tender offer. The transaction is not subject to a financing condition.

The Board of Directors of Cascade has agreed to recommend that Cascade’s shareholders tender their shares in the tender offer. In addition, Robert C. Warren, Jr. and Warren Holdings, LLC, a family-managed limited liability company, have entered into agreements with TICO to support the transaction and to tender their shares in the tender offer that cover approximately 14% of Cascade’s outstanding shares.

The transaction is expected to close by the end of calendar year 2012.

Nomura Securities is serving as exclusive financial advisor to TICO and White & Case LLP is serving as legal advisor in connection with the transaction. BofA Merrill Lynch is serving as exclusive financial advisor to Cascade, and Miller Nash LLP is serving as Cascade's legal advisor.

Contacts

Toyota Industries Corporation:

TICO

Takashi Yoshida, Manager, PR Department

+81 ###-##-####

Brunswick Group

Sarah Lubman / Monika Driscoll

+1 (212) 333-3810

Cascade Corporation:

Joseph G. Pointer, Chief Financial Officer
+1 (503) 669-6300

About Toyota Industries Corporation

Toyota Industries Corporation is a leading transportation equipment company engaged primarily in the manufacture and sale of automobiles, materials handling equipment and textile machinery, as well as in the logistics business in Japan and internationally. Toyota Industries Corporation’s common stock is listed on the Tokyo Stock Exchange where it trades under the symbol “6201”. For more information about Toyota Industries Corporation, please visit www.toyota-industries.com.

About Cascade Corporation

Cascade Corporation is one of the world’s leading manufacturers of materials handling load engagement devices and related replacement parts, primarily for the lift truck industry and to a lesser extent, the construction industry. Cascade Corporation’s common stock is listed on the New York Stock Exchange where it trades under the symbol “CASC”. For more information about Cascade Corporation, please visit www.cascorp.com.

Additional Information

The tender offer to purchase shares of Cascade Corporation Common Stock described in this release has not yet commenced, and this release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. At the time the tender offer is commenced, Toyota Industries Corporation will cause a new wholly owned subsidiary, Industrial Components and Attachments II, Inc., to file with the SEC a Tender Offer Statement on Schedule TO (including an offer to purchase, forms of letter of transmittal and related tender offer documents, which will be mailed to Cascade Corporation shareholders). Any offers to purchase or solicitations of offers to sell shares of Cascade Corporation Common Stock will be made only pursuant to such Tender Offer Statement. Investors and Cascade Corporation shareholders are strongly advised to read, before they make any decision with respect to the tender offer, the Tender Offer Statement and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Cascade Corporation with the SEC and mailed to its shareholders, when they become available, because they will contain important information about Toyota Industries Corporation, Cascade Corporation, the tender offer, including the various terms of, and conditions to, the tender offer, and other related matters. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the Tender Offer Statement and the solicitation/recommendation statement will be made available to all shareholders of Cascade Corporation free of charge by contacting Cascade Corporation, Investor Relations at 2201 N.E. 201st Ave. Fairview, Oregon 97024-9718, Tele. No. (503) 669-6210. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Toyota Industries Corporation, c/o MORROW & CO., LLC, 470 West Avenue, Stamford, Connecticut 06902 or by calling toll-free 800-662-5200 or emailing info@morrowco.com.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Cascade Corporation files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Cascade Corporation at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Cascade Corporation’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the proposed acquisition of Cascade Corporation by Toyota Industries Corporation, the anticipated timing of filings and approvals relating to the transaction, the expected timetable for commencing the tender offer and completing the transaction, expected long-term growth for the combined company, plans for geographic expansion in the global marketplace and any other statements about Toyota Industries Corporation or Cascade Corporation’s managements’ future expectations, beliefs, goals, plans or prospects. Any statements that are not statements of historical fact (including any statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered forward-looking statements. Readers are cautioned that all forward-looking statements are based on current expectations and involve risks and uncertainties and a number of factors could cause our actual results to differ materially from any results indicated in this release or in any other forward-looking statements made by us, or on our behalf. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, the possibility that certain conditions to the offer and the merger and to completion of the transactions will not be met, the possibility that competing offers may be made, conditions affecting the industries in which Toyota Industries Corporation or Cascade Corporation operate may change, Toyota Industries Corporation may not be able to successfully integrate Cascade Corporation’s operations and employees, and other factors that may affect Cascade Corporation and are described under the heading “Risk Factors” in Cascade Corporation's Annual Report on Form 10-K for the year ended January 31, 2012, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The forward-looking statements contained in this release speak only as of the date on which they are made and, except as required by law, neither Toyota Industries Corporation nor Cascade Corporation express any intention or undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release and as a result, no undue reliance should be placed on these forward-looking statements.

(ii) Letter to Cascade employees dated October 22, 2012.

October 22, 2012

To All Cascasde Employees,

We are pleased to share with you that our company has entered into a definitive agreement to be acquired by Toyota Industries Corporation (“TICO”). This is an exciting step for us and I want to share with you why we believe this is such a great opportunity for Cascade.

As you know, our companies have a long history of working together as we have been a major supplier to TICO’s lift truck business for many years. This transaction will create a leading global materials handling business with a wider spectrum of products and a valuable platform for growth that provides long-term opportunity for all of us.

While you’ll hear more about TICO today and in the coming weeks, I want to emphasize that it is one of the most admired companies in the world and shares our high standards for quality and innovation. TICO is a leading global materials handling, automotive, textile machinery and logistics company and is the top manufacturer of lift trucks with a robust product lineup. Their interest in us is a very high compliment to all of you and the very successful company you have helped to build.

This is a significant milestone in our company’s nearly 70-year history. I know that change brings many questions, and I want to address them here. First and foremost, this news is not expected to bring any changes to your day-to-day work and no significant changes to the company’s operations are anticipated. Tomorrow will look very much like today and it is business as usual. Upon completion of the transaction, we will be a wholly owned subsidiary of TICO. We will continue to be headquartered in Fairview, Oregon. This means that we will operate as a separate, independent subsidiary with TICO as the parent company, and we will not be folded into one of its divisions.

In terms of management, TICO has asked Andy and me to continue to lead the company following completion of the transaction. There are no plans to change our management. As you all know, both Andy and I are passionate about the success of our company, and our commitment to you, our business and our customers remains unchanged.

Additionally, our relationships with our customers, dealers and suppliers remain as important as ever. I’ll continue to count on all of you to serve our OEM and dealer customers with the highest value products available on the market and ensure that they continue to receive the same service that they have come to expect from us.

To help answer specific questions, we have prepared an FAQ, which is enclosed with this letter. If you have further inquiries or concerns, please do not hesitate to ask your manager, submit them by e-mail to questions@cascade.com, or call in to one of the telephone Q&A sessions today, which will be held on the hour from 10:00 am PT to 4:00 pm PT. If you wish to join one of these sessions, please call 866-394-4146 or 480-629-1624 and use access code 382405329.

We will be engaged in an ongoing dialogue with our managers to inform and update them as we move forward in this transaction.

As I mentioned previously, this is a significant milestone for all of us and we are ready and excited to usher Cascade into this new era. TICO’s enthusiasm about Cascade reflects your dedication and hard work. Each one of you will play a critical role in the ongoing success and growth of our business. I sincerely appreciate all that you do.

We believe this transaction will ensure continued success for our company, long-term stability and opportunity for our employees, and will continue to build on our highly valued Cascade culture, which is the foundation of our success.

Yours sincerely,

[Signature]

Robert C. Warren, Jr.

President & CEO, Cascade Corporation

(iii) Cascade employee Q&A dated October 22, 2012.

QUESTION & ANSWERS

Q. Why sell Cascade?

When Toyota Industries Corporation (“TICO”) indicated their interest in acquiring Cascade, we carefully evaluated the possibility against the criteria we always use when evaluating the impact of potential strategic directions we can take. Those criteria include;

(1) Continuing financial success and return to our shareholders,

(2) Long-term stability and expanded opportunity for our employees, and

(3) Continuity and improvement in the products and services we deliver to our customers.

After much careful consideration, we came to the conclusion that joining TICO offered the best opportunity to ensure the long-term ability to meet these objectives. TICO is also one of the world’s most admired and successful companies, recognized for excellence. Their enthusiasm for acquiring Cascade is a very high compliment to all of you and the very successful company you have built.

Q. How will the new ownership affect us personally, in terms of our jobs, salary and benefits?

No changes in your job, salary and benefits are planned as a result of the new ownership. Of course, there is always the possibility of changes in the future due to a variety of factors, regardless of who owns the company.

Q. Will we retain the same executive team?

Yes, we are retaining the same executive team. TICO has asked that Bob and Andy remain with the company. Bob and Andy will lead the transition, in conjunction with the entire executive management team. New ownership will have very little impact on the way we do business.

Q. Will any Cascade locations be closed?

No. We do not intend to close any locations. A very important part of the value we bring to our customers is staying very closely connected and involved in all of the markets we serve. In fact, we intend to continue our work to expand our global locations as new markets emerge.

Q. Will we need to change our current processes?

It’s important to note that many of our processes are already based on the principles of Toyota’s Lean Manufacturing System, although they may not be specifically identified as such. We have a very strong culture of continuous improvement. If we can benefit from adopting more of the Toyota Way processes, we will certainly do so.

Q. Will Cascade still be publicly traded?

Our shares will no longer be publicly traded once the transaction is completed. All Cascade shares will be owned by TICO.

Q. Will we become part of Toyota Lift Trucks?

No, we will be a separately operated company owned by TICO, Toyota Lift Trucks’ parent company, once the transaction is completed. In addition to Toyota Lift Trucks, TICO owns many other companies that manufacture a wide range of industrial products sold to automobile, materials handling and the textile industries.

Q. Will we still be Cascade Corporation or will our name change?

No. Our name will not be changed – we will still be Cascade Corporation. Cascade is one of the best-known companies and brands in our business. Keeping Cascade as both a brand and a company is a very effective way to assure our customers, employees and vendors that we will remain the same company going forward.

Q. Will new ownership change our strategic direction?

We have no immediate plans to change our strategic direction. However, if new opportunities for our company are identified in the future, you can expect that we will give careful consideration to capturing those opportunities.

Q. How will TICO’s ownership affect our relationship with other lift truck OEM’s and other OEM dealers?

TICO is very committed to continuing to serve all of our OEM and dealer customers. The way we serve our customers tomorrow will be exactly like we serve them today. We are giving our OEM and dealer customers every assurance that we remain committed to earning their business by providing the best combination of products, price and service in the lift truck industry.

Q. Will Toyota Lift Trucks get special treatment?

No. We certainly hope that Toyota Lift Trucks will remain a highly valued customer in the future as they are today. However, they will not receive any competitive preference or advantage as a result of our new ownership.

Q. Will Toyota Lift Trucks and Toyota dealers be required to do business with Cascade?

No. It is very important to note that Toyota Lift Trucks and Toyota dealers will not be required to do business with Cascade. As with every customer, we must continue to earn their business, just as we have in the past.

Q. Will confidentiality of customer information be maintained?

Yes, nothing will change in the way we deal with our dealer or OEM customers. TICO recognizes and appreciates the fact that one of the core values that makes Cascade so unique and successful is absolute integrity in the way we deal with each and every customer.

Q. Who will be telling our customers about the change in ownership and what will they be told?

Over the coming weeks, our sales and senior management people will be reaching out to all of our customers. The core message will be that Cascade remains committed to being their supplier of choice and that the only changes we expect to see will be ones that are beneficial to them.

Q. What should we tell our customers, vendors and outside contacts?

We want to tell them that this is an exciting move for the company that will improve our ability to expand our business and serve our customers. We want to make sure all the people we work with know that Cascade will be the same, and perhaps an even better operator tomorrow than it is today. We want to let them know that Cascade and TICO share the same commitment to customer satisfaction, employee satisfaction, quality and value.

Q. Who can I talk to if I have individual questions and concerns that I wish to discuss privately?

If you have any individual questions and concerns that you would like to discuss privately, we have established a confidential email address: questions@cascade.com. Your questions will be answered on a completely confidential basis. For more general questions, you may also ask your manager. We will be keeping your managers regularly informed and updated as we make this transition.

Q. When will we become part of TICO?

We anticipate that the transaction will take between eight and ten weeks to be completed. We expect to formally become part of TICO by the end of this year once the transaction is completed.

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THREE KEY PHILOSOPHY AND CORE VALUES STATEMENTS FROM TICO:

(Source: TICO website)

Customers:

Based on our philosophy of “Customer First,” we develop and provide innovative, safe and high-quality products and services that meet a wide variety of customers' demands to enrich the lives of people around the world.

Employees:

We respect our employees and encourage personal growth for our employees under our belief that the success of our business is led by nurturing each individual's character and abilities, and realization of the Group's full potential.

Business Partners:

We respect our suppliers, dealers and other business partners, and work with them through long-term relationships to realize mutual growth based on mutual trust.

(iv) Letter to Cascade customers dated October 22, 2012.

October 22, 2012

To All Cascade Customers,

As you may be aware, we announced today that our company has entered into a definitive agreement to be acquired by Toyota Industries Corporation (“TICO”).

This is a significant milestone in our company’s nearly 70-year history and we understand this may come as somewhat of a surprise to you. I want to take this opportunity to assure you that our commitment to you and the quality of our products remains steadfast. The way we conduct business with you tomorrow is going to be the same as today. Our customers will remain vital to our success and we will continue to serve all of our OEM and dealer customers with the highest value products available on the market.

In addition, I want to emphasize that, upon completion of the transaction, we will become a wholly owned subsidiary of TICO. We will continue to be headquartered in Fairview, Oregon. This means that we will operate as a separate, independent subsidiary with TICO as the parent company, and we will not be folded into one of its divisions.

In terms of management, TICO has asked our COO Andy Anderson and me to continue to lead the company. There are no plans to change our management team as a result of this transaction. Both Andy and I are passionate about the success of our company, and our commitment to you, our business and our employees remains unchanged.

In the coming weeks, our sales people will be meeting with you to provide you with further information. In the meantime, please do not hesitate to contact any member of our Cascade sales or management team if you have any questions, concerns or would like additional information. As we look forward, we believe this transaction will not only ensure but enhance our ability to serve you and to earn your business with the best combination of products, price and service.

It is my firm belief that this transaction will enhance our capacity to serve our customers and position us well for the future. We value your business and will continue to work very hard to earn it going forward. Thank you for your support.

Sincerely,

[Signature]

Robert C. Warren, Jr.

President & CEO, Cascade Corporation